Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.: 1-5097

The following materials were mailed to Johnson Controls, Inc. shareholders with Johnson Controls Inc.’s Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on July 6, 2016.

AN IMPORTANT MESSAGE FOR ALL JOHNSON CONTROLS (“JCI”) SHAREHOLDERS MAKE YOUR VOTE COUNT At the August 17, 2016 Special Meeting of JCI Shareholders Vote FOR the Proposal to Approve the Merger with Tyco International Your participation in the vote is requested. Please vote your shares today. Three Easy Ways to Vote: VOTE BY TELEPHONE. Call toll free: (800) 690-6903. Have your control number in hand. Follow the instructions provided. 1 2 3 VOTE BY INTERNET. Log onto the website: www.proxyvote.com. Have your control number in hand. Follow the instructions provided. WWW VOTE BY MAIL. Mark, sign, date, and return the proxy card in the postage-paid return envelope provided.

ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Johnson Controls and Tyco that also constitutes a preliminary prospectus of Tyco (the “Joint Proxy Statement/ Prospectus”). These materials are not yet final and will be amended. Johnson Controls and Tyco plan to mail to their respective sharehold-ers the definitive Joint Proxy Statement/Prospectus in connection with the transaction after the registration statement has become effec-tive. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MAT-TERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Share-holder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333. PARTICIPANTS IN THE SOLICITATION Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016. Johnson Controls Cautionary Statement Regarding Forward-Looking Statements There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regard-ing Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flow s, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “esti-mate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior manage-ment, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant trans-action costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ quarterly reports on Form 10-Q filed with the SEC after such date, available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication. Statement Required by the Irish Takeover Rules The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowl-edge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information. Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announce-ment. Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as finan-cial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announce-ment. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

AN IMPORTANT MESSAGE FOR ALL JOHNSON CONTROLS (“JCI”) SHAREHOLDERS Your Vote is Important MAXIMIZE THE VALUE OF YOUR INVESTMENT IN JCI Three Easy Ways to Vote: VOTE BY TELEPHONE. Call toll free: (800) 690-6903. Have your control number in hand. Follow the instructions provided. 1 2 VOTE BY INTERNET. Log onto the website: www.proxyvote.com. Have your control number in hand. Follow the instructions provided. WWW 3 VOTE BY MAIL. Mark, sign, date, and return the proxy card in the postage-paid return envelope provided. Vote FOR the proposal to approve the merger at the August 17, 2016 Special Meeting of JCI Shareholders. Failure to vote equals a vote cast AGAINST the merger. SHAREHOLDERS ARE URGED TO VOTE PROMPTLY “FOR” THIS TRANSACTION. Your vote is important, no matter how many shares you own. If you have any questions about how to vote your shares, or need additional assistance, please contact JCI’s proxy solicitor: D.F. KING & CO., INC. (800) 814-9324 (TOLL-FREE) (212) 269-5550 (CALL COLLECT)

Creating a **GLOBAL INDUSTRIAL LEADER** uniquely positioned in **BUILDINGS** and **ENERGY** markets

Johnson Controls

Global **buildings** and **energy leader**

+

tyco

Global **fire** and **security leader**

#1 in controls and commerical HVAC
#1 in automotive batteries
#1 in fire & security

Expands
comprehensive buildings business portfolio

Leverage IOT and connectivity for **"smarter" customer offerings and better experience**

Unites
innovation pipelines

Links complementary networks for **global growth**

Targets
$650M+ in synergies

Alex Molinaroli
Chairman & CEO

George R. Oliver
President & COO

Johnson Controls shareholders own
56% + cash consideration

Tyco shareholders own
44%

$30B
in annual revenue

JOHNSON CONTROLS IS SEEKING YOUR SUPPORT AT THE COMPANY’S SPECIAL MEETING OF SHAREHOLDERS ON AUGUST 17, 2016, TO APPROVE THE PROPOSED MERGER WITH TYCO. Dear Shareholder, I hope you share our vision for Johnson Controls, which through our merger with Tyco, is to create a new global industrial leader uniquely positioned in buildings and energy. No matter how many shares you own, your vote is especially important because not voting will have the same effect as a vote AGAINST the merger. By voting FOR the merger, you enhance Johnson Controls ability to further invest globally, develop new innovative solutions for customers and return increased value to our shareholders. Thank you in advance for voting in support of this important transaction. Sincerely, Alex Molinaroli President, Chairman & CEO The Johnson Controls board of directors has determined that merging with Tyco is advisable, fair to, and in the best interests of Johnson Controls and its shareholders, and has approved and adopted the merger agreement and the transaction. The board of directors therefore unanimously recommends that shareholders vote their shares of common stock FOR the merger proposal. Creates Global Industrial Leader: This highly strategic combination of Johnson Controls and Tyco creates a global industrial leader with enhanced scale and market leading positions in building controls, commercial HVAC, automotive batteries and fire & security solutions. Expands Buildings Portfolio: The combined company will be able to offer a more comprehensive set of integrated product offerings and solutions to building owners globally because of Johnson Controls’ and Tyco’s highly complementary businesses. Links Complementary Geographic Footprints: The combined company will have an enhanced global presence and growth because of Johnson Controls’ strength in North America and China and Tyco’s strength in North America and Europe. Unites Innovation Pipelines & Operational Capabilities: The combination will enable the combined company to integrate the skill sets and capabilities of each of the companies’ management teams to apply operational discipline across the combined company and to take advantage of strategic and innovation opportunities with an enhanced platform. Increases Financial Strength & Flexibility: The combined company expects to maintain an investment grade credit rating, have a strong balance sheet and have the ability to generate substantial cash flow to pursue a balanced capital allocation program including a strong and growing dividend, consistent return of capital, and value-creating investments. Creates Value for Shareholders: Johnson Controls shareholders will obtain approximately 56% equity ownership in value creation potential of the combined company including the capitalized value of the anticipated $650 million in annual run-rate operational and global tax synergies by the third year after the closing. Johnson Controls Shareholders will also receive approximately $3.9 billion in aggregate cash consideration in addition to their equity ownership.

The combined company will pair leading businesses with best-in-class product, technology and service capabilities to deliver greater value to customers, shareholders and employees. What will Johnson Controls shareholders receive in the merger? In the merger, each share of Johnson Controls common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive, at the election of its holder (subject to proration as described in the joint proxy statement/prospectus), either: - one ordinary share of the combined company; or - $34.88 in cash, without interest. Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration procedures set forth in the merger agreement, such that Johnson Controls shareholders will receive in the aggregate approximately $3.9 billion of cash. Accordingly, if you are a Johnson Controls shareholder, depending on the elections made by other Johnson Controls shareholders, you may not receive the amount of cash or the number of shares of the combined company that you request on your election form. Please see shareholder examples at www.johnsoncontrols.com/merger. When will I make my election for cash or stock? An election form will be mailed to each Johnson Controls shareholder of record at least 20 business days prior to the election deadline. To elect to receive cash consideration or a combination of cash and share consideration, you must fill out the election form and submit it by the election deadline. If you do not submit an election form by the deadline, you will be treated as if you had elected share consideration. Johnson Controls and Tyco will make a public announcement if the election deadline is extended. The election deadline will be no earlier than August 30, 2016 and will be publicly announced by Johnson Controls and Tyco and included in the election materials that Johnson Controls shareholders will receive. The mailing of the election forms to Johnson Controls shareholders in the European Economic Area will not occur prior to the publication by Tyco of a prospectus within the meaning of the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (as amended). When will the merger be consummated? The parties currently expect that the merger will be consummated on or around the end of the parties’ 2016 fiscal year (September 30, 2016 for both Johnson Controls and Tyco), pending shareholder approval and required regulatory approvals. What am I being asked to do now? After carefully reading and considering the information contained in the joint proxy statement/prospectus, please submit your proxy or voting instruction card for your Johnson Controls common stock, as soon as possible so that your shares will be represented at the special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction card provided by your bank, broker or other nominee if your shares are held in “street name” through your bank, broker or other nominee. Please promptly vote your shares in order to have your vote counted for this important meeting. Please vote via the Internet or by telephone following the instructions on the proxy card or voting instruction form you received in order to register your vote promptly. Alternatively, please mark, sign, date and mail your proxy card or voting form and return it using the postage-paid return envelope you received. Why is my vote important at the special meeting? Approval of the merger proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Johnson Controls common stock. For the merger proposal, an abstention or a failure to vote will have the same effect as a vote cast “AGAINST” this proposal. Accordingly, every vote, large and small, is important in reaching the required approval. Please vote your proxy card or voting instruction form promptly to ensure your vote is counted at this important meeting. Reference is made to the full text of the joint proxy statement/ prospectus, dated July 6, 2016, of Johnson Controls and Tyco International, which should be reviewed carefully and in its entirety prior to voting your shares.